SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 5)

The Howard Hughes Corporation

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

44267D107

(CUSIP Number)

Joseph S. Freedman

Brookfield Asset Management, Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Telephone: (416) 956-5182

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Gregory B. Astrachan, Esq.

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019−6099

(212) 728−8000

January 18, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44267D107	Page 2 of 22 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings HHC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,135,224*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,135,224*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,135,224*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%*
14	TYPE OF REPORTING PERSON OO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 3,135,224 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 7.9% of the shares of Common Stock. See Item 5.

2

CUSIP No. 44267D107	Page 3 of 22 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,135,224*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,135,224*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,135,224*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%*
14	TYPE OF REPORTING PERSON OO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 3,135,224 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 7.9% of the shares of Common Stock. See Item 5.

3

CUSIP No. 44267D107	Page 4 of 22 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,135,224*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,135,224*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,135,224*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%*
14	TYPE OF REPORTING PERSON OO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 3,135,224 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 7.9% of the shares of Common Stock. See Item 5.

4

CUSIP No. 44267D107	Page 5 of 22 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-A LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 92,865*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 92,865*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 92,865*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.24%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 3,135,224 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 7.9% of the shares of Common Stock. See Item 5.

5

CUSIP No. 44267D107	Page 6 of 22 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-B LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 185,354*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 185,354*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 185,354*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.47%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 3,135,224 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 7.9% of the shares of Common Stock. See Item 5.

6

CUSIP No. 44267D107	Page 7 of 22 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-C LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 62,099*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 62,099*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 62,099*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.16%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 3,135,224 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 7.9% of the shares of Common Stock. See Item 5.

7

CUSIP No. 44267D107	Page 8 of 22 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings IV-D LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 62,099*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 62,099*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 62,099*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.16%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 3,135,224 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 7.9% of the shares of Common Stock. See Item 5.

8

CUSIP No. 44267D107	Page 9 of 22 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings V LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 208,977*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 208,977*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 208,977
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.53%*
14	TYPE OF REPORTING PERSON PN

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 3,135,224 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 7.9% of the shares of Common Stock. See Item 5.

9

CUSIP No. 44267D107	Page 10 of 22 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,135,224*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,135,224*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,135,224*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

10

CUSIP No. 44267D107	Page 11 of 22 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,135,224*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,135,224*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,135,224*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%*
14	TYPE OF REPORTING PERSON OO

* See Item 5.

11

CUSIP No. 44267D107	Page 12 of 22 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Holdings Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,135,224*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,135,224*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,135,224*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

12

CUSIP No. 44267D107	Page 13 of 22 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,135,224*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,135,224*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,135,224*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%*
14	TYPE OF REPORTING PERSON PN

* See Item 5.

13

CUSIP No. 44267D107	Page 14 of 22 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Private Funds Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,135,224*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,135,224*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,135,224*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

14

CUSIP No. 44267D107	Page 15 of 22 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield US Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,135,224*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,135,224*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,135,224*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%*
14	TYPE OF REPORTING PERSON CO

* By virtue of certain voting rights of Brookfield Retail Holdings HHC LLC, the Reporting Person may be deemed to share beneficial ownership of 3,135,224 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 7.9% of the shares of Common Stock. See Item 5.

15

CUSIP No. 44267D107	Page 16 of 22 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield US Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,135,224*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,135,224*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,135,224*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%*
14	TYPE OF REPORTING PERSON CO

* By virtue of certain voting rights of Brookfield Retail Holdings HHC LLC, the Reporting Person may be deemed to share beneficial ownership of 3,135,224 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 7.9% of the shares of Common Stock. See Item 5.

16

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 5”) amends the Schedule13D filed on November 19, 2010 (“Original Schedule 13D”) and amended on February 3, 2012 (“Amendment No. 1”), on June 14, 2012 (“Amendment No. 2”), on November 14, 2012 (“Amendment No. 3”) and on December 21, 2012 (“Amendment No. 4” and, together with the Original Schedule 13D, Amendment No.1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the “Schedule 13D”). This Amendment No. 5 relates to the common stock, par value $0.01 per share (the “Common Stock”), of The Howard Hughes Corporation, a Delaware corporation (the “Company”).

Item 5. Interest in Securities of the Issuer

Item 5(a) - (c) of the Schedule 13D is hereby amended in their entirety as follows:

(a)-(b) As of the close of business on January 18, 2013, the Investment Vehicles directly held and beneficially owned the shares of Common Stock indicated on the following table. Each of the Investment Vehicles shares voting and investment power as indicated in the paragraphs below the table. All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on 39,498,912 shares of Common Stock outstanding, which includes the 37,973,640 shares of Common Stock reported as outstanding as of November 5, 2012 by the Company in its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012 plus the 1,525,272 shares of Common Stock issued to the Investment Vehicles pursuant to the terms of the Warrant Purchase Agreement as set forth in Item 4 in Amendment No. 3.

Investment Vehicle	Common Stock	Beneficial Ownership
BRH HHC	1,020,419	2.58%
BRH II	700,220	1.77%
BRH III	803,191	2.03%
BRH IV-A	92,865	0.24%
BRH IV-B (1)	185,354	0.47%
BRH IV-C (1)	62,099	0.16%
BRH IV-D	62,099	0.16%
BRH V	208,977	0.53%
Total:	3,135,224	7.94%

(1) The shares of Common Stock are held directly by Brookfield US Retail Holdings LLC. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock held directly by Brookfield US Retail Holdings LLC.

As managing member or general partner, as applicable, of each of the Investment Vehicles, BAM Canada may be deemed, subject to restrictions on its authority imposed by the Voting Agreement, to beneficially own all shares of Common Stock owned by each of the Investment Vehicles, consisting of 3,135,224 shares of Common Stock representing 7.9% of the Common Stock. As direct and indirect controlling persons of BAM Canada, each of Brookfield Holdings, Partners, BHC and Brookfield may be deemed to share with BAM Canada beneficial ownership of such shares of Common Stock.

US Corp. is the non-managing member of BRH HHC. By virtue of (i) its ability under the Operating Agreement of BRH HHC to appoint and remove the board of directors of BRH HHC and (ii) the ability of the board of directors of BRH HHC to direct BAM Canada on behalf of BRH HHC to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions with respect to, and material dispositions of, Common Stock by the Investment Vehicles), US Corp. may be deemed to share voting and investment power with respect to the 3,135,224 shares of Common Stock owned by the Investment Vehicles, representing approximately 7.9% of the shares of the Common Stock. As direct and indirect controlling persons of US Corp, US Holdings, BHC, Partners and Brookfield may be deemed to share with US Corp. beneficial ownership of such shares of Common Stock.

None of the Reporting Persons has sole voting or investment power with respect to any shares of Common Stock.

17

By virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Act and Rule 13d-5(b)(1) thereunder and each member of the “group” may be deemed to beneficially own all shares of Common Stock held by all members of the “group.” Accordingly, each of the Reporting Persons may be deemed to beneficially own 3,135,224 shares of Common Stock, constituting beneficial ownership of 7.9% of the shares of the Common Stock. Each of the Investment Vehicles expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of Common Stock held by each of the other Investment Vehicles.

By virtue of (i) the ability of the Northern Trust Company, acting in its capacity as custodian for the Future Fund Board of Guardians (“Future Fund”) under the Operating Agreement of BRH II to appoint and remove the members of the board of directors of BRH II and (ii) the ability of the board of directors of BRH II to direct BAM Canada on behalf of BRH II to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), Future Fund may be deemed to share voting and investment power over the Common Stock held by each of the Investment Vehicles. By virtue of (i) the ability of Stable Investment Corporation (“Stable”) and Best Investment Corporation (“Best” and, together with Stable, “SB”) (both subsidiaries of China Investment Corporation) under the Operating Agreement of BRH III to appoint and remove the members of the board of directors of BRH III and (ii) the ability of the board of directors of BRH III to direct BAM Canada on behalf of BRH III to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), SB may be deemed to share voting and investment power over the Common Stock held by each of the Investment Vehicles. Additionally, by virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, Future Fund and/or SB may be deemed to be members of a “group” with the Reporting Persons. Neither Future Fund nor SB are Reporting Persons on this Schedule 13D, and any obligations either of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings. To the extent that either Future Fund or SB beneficially owns shares of Common Stock that are not held by one of the Investment Vehicles, the Reporting Persons may be deemed to beneficially own any such shares of Common Stock, but expressly disclaim, to the extent permitted by applicable law, beneficial ownership thereof.

(c) None of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock since the filing of Amendment No. 4 other than the transactions set forth below:

Date	Investment Vehicle	Number of Shares Sold	Weighted Average Sale Price

12/20/121	BRH HHC	16,274	$75.0361
	BRH II	11,167	$75.0361
	BRH III	12,809	$75.0361
	BRH IV-A	1,481	$75.0361
	BRH IV-B (1)	2,956	$75.0361
	BRH IV-C (1)	990	$75.0361
	BRH IV-D	990	$75.0361
	BRH V	3,333	$75.0361
12/21/122	BRH HHC	2,444	$73.0720
	BRH II	1,677	$73.0720
	BRH III	1,923	$73.0720
	BRH IV-A	222	$73.0720
	BRH IV-B (1)	444	$73.0720
	BRH IV-C (1)	149	$73.0720
	BRH IV-D	149	$73.0720
	BRH V	500	$73.0720

1 On this date, shares were sold at a range of $75.00 to $75.18 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

2 On this date, shares were sold at a range of $73.00 to $73.45 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

18

Date	Investment Vehicle	Number of Shares Sold	Weighted Average Sale Price

12/24/123	BRH HHC	2,375	$72.7058
	BRH II	1,630	$72.7058
	BRH III	1,870	$72.7058
	BRH IV-A	216	$72.7058
	BRH IV-B (1)	432	$72.7058
	BRH IV-C (1)	145	$72.7058
	BRH IV-D	145	$72.7058
	BRH V	487	$72.7058
12/31/124	BRH HHC	700	$72.9516
	BRH II	480	$72.9516
	BRH III	551	$72.9516
	BRH IV-A	64	$72.9516
	BRH IV-B (1)	127	$72.9516
	BRH IV-C (1)	43	$72.9516
	BRH IV-D	43	$72.9516
	BRH V	143	$72.9516
12/31/125	BRH HHC	5,341	$73.3969
	BRH II	3,666	$73.3969
	BRH III	4,204	$73.3969
	BRH IV-A	486	$73.3969
	BRH IV-B (1)	970	$73.3969
	BRH IV-C (1)	325	$73.3969
	BRH IV-D	325	$73.3969
	BRH V	1,094	$73.3969
1/2/136	BRH HHC	5,516	$74.1839
	BRH II	3,786	$74.1839
	BRH III	4,342	$74.1839
	BRH IV-A	502	$74.1839
	BRH IV-B (1)	1,002	$74.1839
	BRH IV-C (1)	336	$74.1839
	BRH IV-D	336	$74.1839
	BRH V	1,130	$74.1839
1/3/137	BRH HHC	4,247	$74.2259
	BRH II	2,913	$74.2259
	BRH III	3,341	$74.2259
	BRH IV-A	386	$74.2259
	BRH IV-B (1)	771	$74.2259
	BRH IV-C (1)	258	$74.2259
	BRH IV-D	258	$74.2259
	BRH V	869	$74.2259

3 On this date, shares were sold at a range of $72.50 to $72.81 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

4 On this date, shares at the indicated weighted average price were sold at a range of $72.86 to $72.99 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

5 On this date, shares at the indicated weighted average price were sold at a range of $73.00 to $73.99 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

6 On this date, shares were sold at a range of $73.72 to $74.61 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

7 On this date, shares were sold at a range of $74.00 to $74.67 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

19

Date	Investment Vehicle	Number of Shares Sold	Weighted Average Sale Price

1/4/138	BRH HHC	1,594	$73.9617
	BRH II	1,095	$73.9617
	BRH III	1,255	$73.9617
	BRH IV-A	145	$73.9617
	BRH IV-B (1)	290	$73.9617
	BRH IV-C (1)	97	$73.9617
	BRH IV-D	97	$73.9617
	BRH V	326	$73.9617
1/4/139	BRH HHC	2,543	$75.0935
	BRH II	1,745	$75.0935
	BRH III	2,002	$75.0935
	BRH IV-A	232	$75.0935
	BRH IV-B (1)	462	$75.0935
	BRH IV-C (1)	155	$75.0935
	BRH IV-D	155	$75.0935
	BRH V	521	$75.0935
1/7/1310	BRH HHC	8,236	$74.037
	BRH II	5,650	$74.037
	BRH III	6,481	$74.037
	BRH IV-A	749	$74.037
	BRH IV-B (1)	1,496	$74.037
	BRH IV-C (1)	501	$74.037
	BRH IV-D	501	$74.037
	BRH V	1,686	$74.037
1/8/1311	BRH HHC	6,746	$74.0747
	BRH II	4,628	$74.0747
	BRH III	5,309	$74.0747
	BRH IV-A	614	$74.0747
	BRH IV-B (1)	1,225	$74.0747
	BRH IV-C (1)	410	$74.0747
	BRH IV-D	410	$74.0747
	BRH V	1,381	$74.0747
1/9/1312	BRH HHC	5,770	$74.0194
	BRH II	3,959	$74.0194
	BRH III	4,541	$74.0194
	BRH IV-A	525	$74.0194
	BRH IV-B (1)	1,048	$74.0194
	BRH IV-C (1)	351	$74.0194
	BRH IV-D	351	$74.0194
	BRH V	1,181	$74.0194

8 On this date, shares at the indicated weighted average price were sold at a range of $73.58 to $74.50 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

9 On this date, shares at the indicated weighted average price were sold at a range of $74.58 to $75.48 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

10 On this date, shares were sold at a range of $74.00 to $74.56 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

11 On this date, shares were sold at a range of $73.97 to $74.45 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

12 On this date, shares were sold at a range of $73.75 to $74.30 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

20

Date	Investment Vehicle	Number of Shares Sold	Weighted Average Sale Price

1/10/1313	BRH HHC	7,556	$73.8106
	BRH II	5,185	$73.8106
	BRH III	5,947	$73.8106
	BRH IV-A	688	$73.8106
	BRH IV-B (1)	1,372	$73.8106
	BRH IV-C (1)	460	$73.8106
	BRH IV-D	460	$73.8106
	BRH V	1,547	$73.8106
1/11/1314	BRH HHC	431	$73.6513
	BRH II	295	$73.6513
	BRH III	339	$73.6513
	BRH IV-A	39	$73.6513
	BRH IV-B (1)	78	$73.6513
	BRH IV-C (1)	26	$73.6513
	BRH IV-D	26	$73.6513
	BRH V	88	$73.6513
1/14/1315	BRH HHC	6,051	$71.4398
	BRH II	4,152	$71.4398
	BRH III	4,763	$71.4398
	BRH IV-A	551	$71.4398
	BRH IV-B (1)	1,099	$71.4398
	BRH IV-C (1)	368	$71.4398
	BRH IV-D	368	$71.4398
	BRH V	1,239	$71.4398
1/15/1316	BRH HHC	23,703	$71.374
	BRH II	16,265	$71.374
	BRH III	18,657	$71.374
	BRH IV-A	2,157	$71.374
	BRH IV-B (1)	4,305	$71.374
	BRH IV-C (1)	1,442	$71.374
	BRH IV-D	1,442	$71.374
	BRH V	4,854	$71.374
1/16/1317	BRH HHC	9,980	$71.4057
	BRH II	6,847	$71.4057
	BRH III	7,854	$71.4057
	BRH IV-A	908	$71.4057
	BRH IV-B (1)	1,812	$71.4057
	BRH IV-C (1)	607	$71.4057
	BRH IV-D	607	$71.4057
	BRH V	2,043	$71.4057

13 On this date, shares were sold at a range of $73.55 to $74.44 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

14 On this date, shares were sold at a range of $73.61 to $73.67 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

15 On this date, shares were sold at a range of $71.25 to $71.75 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

16 On this date, shares were sold at a range of $71.25 to $71.92 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

17 On this date, shares were sold at a range of $71.25 to $71.85 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

21

Date	Investment Vehicle	Number of Shares Sold	Weighted Average Sale Price

1/17/1318	BRH HHC	16,274	$71.9349
	BRH II	11,167	$71.9349
	BRH III	12,809	$71.9349
	BRH IV-A	1,481	$71.9349
	BRH IV-B (1)	2,956	$71.9349
	BRH IV-C (1)	990	$71.9349
	BRH IV-D	990	$71.9349
	BRH V	3,333	$71.9349
1/18/1319	BRH HHC	8,138	$71.8514
	BRH II	5,583	$71.8514
	BRH III	6,405	$71.8514
	BRH IV-A	740	$71.8514
	BRH IV-B (1)	1,478	$71.8514
	BRH IV-C (1)	495	$71.8514
	BRH IV-D	495	$71.8514
	BRH V	1,666	$71.8514

(1) The shares of Common Stock are held directly by Brookfield US Retail Holdings LLC. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock held directly by Brookfield US Retail Holdings LLC.

18 On this date, shares were sold at a range of $71.50 to $72.47 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

19 On this date, shares were sold at a range of $71.59 to $72.29 per share. The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

22

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2013	BROOKFIELD ASSET MANAGEMENT

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Managing Partner

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Senior Managing Partner

Dated: January 23, 2013	PARTNERS Limited

	By:	/s/ Loretta Corso
Name: Loretta Corso
Title: Secretary

Dated: January 23, 2013	Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P.

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 23, 2013	BROOKFIELD PRIVATE FUNDS HOLDINGS INC.

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 23, 2013	BROOKFIELD HOLDINGS CANADA INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice President

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Vice President

Dated: January 23, 2013	brookfield US Holdings inc.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice President

Dated: January 23, 2013	brookfield US Corporation

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 23, 2013	BROOKFIELD RETAIL HOLDINGS HHC LLC

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 23, 2013	BROOKFIELD RETAIL HOLDINGS II LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 23, 2013	BROOKFIELD RETAIL HOLDINGS III LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 23, 2013	BROOKFIELD RETAIL HOLDINGS IV-A LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 23, 2013	BROOKFIELD RETAIL HOLDINGS IV-B LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 23, 2013	BROOKFIELD RETAIL HOLDINGS IV-C LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 23, 2013	BROOKFIELD RETAIL HOLDINGS IV-D LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 23, 2013	BROOKFIELD RETAIL HOLDINGS V LP

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its general partner

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President